03 MAR 25 AM 7:21

March 18, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

03007713

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel Group to combine environmental businesses "

Thank you for your assistance in handling it as required.

Sincerely yours,

Toru Kurauchi
Finance Department
Kobe Steel, Ltd.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

4/21

NEWS RELEASE

Kobe Steel, Ltd.
Shinko Pantec Co., Ltd.

Kobe Steel Group to combine environmental businesses

TOKYO (March 18, 2003) – Kobe Steel, Ltd. and subsidiary Shinko Pantec Co., Ltd. today agreed to consider combining Kobe Steel's environmental business and Shinko Pantec in January 2004. This move would concentrate the management resources of the environmental businesses of the two companies and further strengthen and develop the Kobe Steel Group's environmental solutions business. Plans call for the two companies to reach agreement on the basic conditions of the consolidation in May 2003.

The consolidation is anticipated to be beneficial to the Kobe Steel Group's environmental business. The expanded business will contribute to a more stable and stronger base. Orders are anticipated to increase through complementary product menus and markets. Development will also benefit from streamlined research, as well as from higher development capabilities in new environmental fields. Finally, cost competitiveness is anticipated to improve.

Combining the strengths of both companies, the Kobe Steel Group is positioning itself as a comprehensive environmental solutions company to meet the broad needs of society.

Kobe Steel's Environmental Solutions Division in the Infrastructure and Plant Engineering Company has an extensive supply record in waste treatment and wastewater treatment.

In the waste treatment field, in particular municipal solid waste treatment, Kobe Steel's broad menu covers pyrolysis melting furnaces, plasma melting furnaces, fluidized-bed furnaces, stoker furnaces and refuse derived fuel systems. Kobe Steel has received high evaluations for the numerous plants it has supplied throughout Japan.

In water treatment, Kobe Steel's strength is in sewage treatment and sludge incineration, melting, and storage. Kobe Steel has been developing advanced sewage treatment technologies and commercializing a non-incineration sludge reduction process, the RESER system, which contributes to reducing carbon-dioxide emissions. Already, Kobe Steel and Niigata Prefecture are jointly conducting research on this process.

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Kobe Steel's new areas of undertaking include PVC recycling, soil decontamination and biomass.

Shinko Pantec has a high record in the areas of water treatment and air quality. The company is well regarded as a comprehensive engineering company for water treatment plants and equipment.

In the water treatment field, Shinko Pantec provides the public and private sectors with innovative technologies. Examples include advanced treatment (ozone and activated carbon); membrane separation and dewatering (electro-osmosis); biological treatment and sludge reduction treatment for sewage and industrial wastewater; leachate treatment based on membrane technology; and ultrapure water generation equipment for the IT industry.

As for air quality, Shinko Pantec has supplied dust collection and clean technologies to handle emissions from industrial production processes.

Shinko Pantec is also exploring new environmental businesses such as biomass for waste food disposal and livestock waste treatment; a PCB treatment system; and used fluorescent light disposal.

Demand has peaked for municipal solid waste treatment plants to meet stricter dioxin regulations. Public works remain generally low and the environmental business has become increasingly severe. In the mid- to long-term future, demand for general and industrial waste treatment and water and wastewater treatment is anticipated to grow as the social consensus to attain a richer life in harmony with the environment increases. Soil decontamination, PCB and dioxin treatment, and resource recycling are becoming pressing issues in society. In creating a recycling society, the environmental market is anticipated to expand, as will the need for flexible solutions.

To date, Kobe Steel's Environmental Solutions Division and Shinko Pantec have pursued the environmental business on their own, as they each have specialized menus for relatively separate markets. However, to respond to a rapidly changing market, the two parties decided to combine their technical capabilities, marketing, and business know-how to grow the environmental solutions business. As societal needs increase and become more complex, the future environmental market is expected to change and expand.

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Kobe Steel, Ltd.
President: Koshi Mizukoshi
Head office: Kobe, Japan
Established: 1911
Capitalization: 215.1 billion yen*
Employees: 9,674*
Sales: 793.9 billion yen*
(* Figures for fiscal 2001, ended March 2002)

Profile of Shinko Pantec Co., Ltd.
President: Yasuaki Hirata
Head office: Kobe, Japan
Established: 1954
Capitalization: 4 billion yen*
Employees: 734*
Sales: 34.4 billion yen*
(* Figures for fiscal 2001, ended March 2002)

-end-

Media Contacts:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
E-mail www-admin@kobelco.co.jp
Web site: http://www.kobelco.co.jp/index_e_wi.htm

Shinko Pantec Co., Ltd.
Tel +81-(0)78-232-8018